Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Chaime Orlev and Nir Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, August 29, 2023, at 4:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF EACH OF THE EXTERNAL DIRECTORS NAMED IN ITEMS 2A AND 2B AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 1 AND FOR THE ELECTION OF EACH EXTERNAL DIRECTOR NAMED IN ITEMS 2A AND 2B WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO EACH SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

KAMADA LTD.

AUGUST 29, 2023

GO GREEN

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Please sign, date and mail your proxy card in the
envelope provided as soon as possible.

â Please detach along perforated line and mail in the envelope provided. â

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE EXTERNAL DIRECTORS NAMED IN ITEMS 2A AND 2B AND “FOR” ALL OTHER PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.       To approve the Private Placement, as a result of which FIMI will become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”)), in accordance with Section 328 of the Israeli Companies Law and Sections 270(5) and 274 of the Israeli Companies Law.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 1)

YES	NO
[ ]	[ ]

2A.    To elect Prof. Benjamin Dekel to serve as an external director, within the meaning of the Israeli Companies Law, for an initial three-year term, subject to the approval of Proposal 1 and the closing of the Private Placement.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the election of Prof. Benjamin Dekel as an external director? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2A)

YES	NO
[ ]	[ ]

2B.     To elect Assaf Itshayek to serve as an external director, within the meaning of the Israeli Companies Law, for an initial three-year term, subject to the approval of Proposal 1 and the closing of the Private Placement.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the election of Assaf Itshayek as an external director? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2B)

YES	NO
[ ]	[ ]

3.      To approve the grant of options to each of Prof. Benjamin Dekel and Assaf Itshayek, subject to their respective election and commencement of service as external directors (within the meaning of the Israeli Companies Law), under and in accordance with Proposal 2.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [    ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:      Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.